Exhibit 99.1

Can-Fite Establishes Clinical Advisory Board for NAFLD/NASH

-	Board members are Key Opinion Leaders in the field of liver diseases
-	Phase II study in NAFLD/NASH expected to commence Q3 2017
-	New pre-clinical data demonstrating that Namodenoson prevents and inhibits liver fibrosis was presented last week in an international fatty liver conference

PETACH TIKVA, Israel, June 5, 2017 -- Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE:CFBI), a biotechnology company with a pipeline of proprietary small molecule drugs that address cancer, liver and inflammatory diseases, today announced it has established a Clinical Advisory Board comprised of experts in the treatment of non-alcoholic fatty liver disease (NAFLD) and non-alcoholic steatohepatitis (NASH). The Board’s role is to provide advice and steer the clinical development program of Can-Fite’s drug candidate Namodenoson (CF102) in the treatment of NAFLD and NASH. A Phase II trial of Namodenoson in the treatment of NAFLD/NASH is expected to commence patient enrollment during the third quarter of 2017.

Clinical Advisory Board members include:

Dr. Scott Friedman: Dr. Friedman is the Dean for Therapeutic Discovery and Chief of the Division of Liver Diseases at the Icahn School of Medicine at Mount Sinai in New York. He also serves as a Professor of Medicine, Liver Diseases and Professor of Pharmacological Studies. He has performed pioneering research into the underlying causes of scarring, or fibrosis associated with chronic liver disease, affecting millions worldwide. Dr. Friedman was among the first to isolate and characterize the hepatic stellate cell, the key cell type responsible for scar production in liver. His work has spawned an entire field that is now realizing its translational and therapeutic potential, with new anti-fibrotic therapies for liver disease reaching clinical trials.

Dr. Arun Sanyal: Dr. Sanyal is a Professor of Medicine, Physiology and Molecular Pathology at Virginia Commonwealth University School of Medicine. He has over 25 years of experience as a hepatologist and has served as the secretary and president of the American Association for Study of Liver Diseases, founding member of the Hepatology board of the American Board of Internal Medicine, and chair of the NIH hepatobiliary pathophysiology study section and member of the council of the NIH. Dr. Sanyal’s research spans two major areas including cirrhosis and its complications; and alcoholic- and nonalcoholic steatohepatitis (NASH). Recently, he has helped establish and chair the “Liver Forum” which brings FDA, European Medical Agency, Academia, NIH and industry stakeholders in NASH and hepatic fibrosis together to accelerate therapeutic development in these areas.

Dr. Rifaat Safadi: Dr. Safadi is Head of the Liver Unit, Gastroenterology and Liver Diseases, Division of Medicine at Hadassah Medical Center and Professor of Internal Medicine, Bowel, Liver Disease, and Metabolic Syndrome at Hadassah University in Israel. Hadassah is one of the clinical sites where Can-Fite has received Institutional Review Board (IRB) approval to conduct its Phase II trial of Namodenoson in the treatment of NAFLD/NASH. Dr. Safadi has previously supervised preclinical studies of Namodenoson at Hadassah. Dr. Safadi’s areas of expertise include liver and bowel diseases and metabolic syndrome. He is a member of the American Gastroenterology Association, the American Association for the Study of Liver Diseases, the European Association for the Study of the Liver, the Israeli Transplantation Society, the Israel Association for the Study of the Liver, and the Israel Association for Gastroenterology & Hepatology.

“We are honored to have these three distinguished Key Opinion Leaders in the field of liver disease join our newly established NAFLD/NASH Clinical Advisory Board. We believe Can-Fite will benefit from their collective experience both as researchers and as medical practitioners in treatment of NASH,” stated Can-Fite CEO Dr. Pnina Fishman.

About NAFLD/NASH

NAFLD is characterized by excess fat accumulation in the form of triglycerides (steatosis) in the liver. According to a study published in Hepatology, an estimated 17%-33% of the population in the U.S. has NAFLD, with a higher prevalence in people with type II diabetes. Incidence is increasing based on rising obesity rates. NAFLD includes a range of liver diseases, with NASH being the more advanced form, manifesting as hepatic injury and inflammation. According to the NIH, the incidence of NASH in the U.S. is believed to affect 2-5% of the population. The spectrum of NAFLDs resembles alcoholic liver disease; however, they occur in people who drink little or no alcohol. If untreated, NASH can lead to cirrhosis and liver cancer. By 2025, the addressable pharmaceutical market for NASH is estimated to reach $35-40 billion.

About Namodenoson (CF102)

Namodenoson is a small orally bioavailable drug that binds with high affinity and selectivity to the A3 adenosine receptor (A3AR). A3AR is highly expressed in diseased cells whereas low expression is found in normal cells. This differential effect accounts for the excellent safety profile of the drug. In Can-Fite's pre-clinical and clinical studies, Namodenoson has demonstrated a robust anti-tumor effect via deregulation of the Wnt signaling pathway, resulting in apoptosis of liver cancer cells. Based on preclinical data showing Namodenoson has strong liver protective properties, Can-Fite intends to initiate a Phase II study in NASH. Can-Fite has received Orphan Drug Designation for Namodenoson in Europe and the U.S., as well as Fast Track Status in the U.S. as a second line treatment for hepatocellular carcinoma.

About Can-Fite BioPharma Ltd.

Can-Fite BioPharma Ltd. (NYSE MKT: CANF) (TASE: CFBI) is an advanced clinical stage drug development Company with a platform technology that is designed to address multi-billion dollar markets in the treatment of autoimmune-inflammatory indications, oncology and liver diseases as well as sexual dysfunction. The Company's lead drug candidate, Piclidenoson, is headed into Phase III trials for two indications, rheumatoid arthritis and psoriasis. Can-Fite's liver cancer drug Namodenoson is in a Phase II trial for patients with liver cancer and is slated to enter another Phase II for the treatment of non-alcoholic fatty liver disease (NAFLD), the precursor to non-alcoholic steatohepatitis (NASH). Namodenoson has been granted Orphan Drug Designation in the U.S. and Europe and Fast Track Designation as a second line treatment for hepatocellular carcinoma by the U.S. Food and Drug Administration. Namodenoson has also shown proof of concept to potentially treat other cancers including colon, prostate, and melanoma. CF602, the Company's third drug candidate, has shown efficacy in the treatment of erectile dysfunction in preclinical studies These drugs have an excellent safety profile with experience in over 1,000 patients in clinical studies to date. For more information please visit: www.can-fite.com.

Forward-Looking Statements

This press release may contain forward-looking statements, about Can-Fite's expectations, beliefs or intentions regarding, among other things, market risks and uncertainties and Can-Fite’s ability to satisfy all the conditions to the closing of the proposed offering, its product development efforts, business, financial condition, results of operations, strategies or prospects. In addition, from time to time, Can-Fite or its representatives have made or may make forward-looking statements, orally or in writing. Forward-looking statements can be identified by the use of forward-looking words such as "believe," "expect," "intend," "plan," "may," "should" or "anticipate" or their negatives or other variations of these words or other comparable words or by the fact that these statements do not relate strictly to historical or current matters. These forward-looking statements may be included in, but are not limited to, various filings made by Can-Fite with the U.S. Securities and Exchange Commission, press releases or oral statements made by or with the approval of one of Can-Fite's authorized executive officers. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause Can-Fite's actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause Can-Fite's actual activities or results to differ materially from the activities and results anticipated in such forward-looking statements, including, but not limited to, the factors summarized in Can-Fite's filings with the SEC and in its periodic filings with the TASE. In addition, Can-Fite operates in an industry sector where securities values are highly volatile and may be influenced by economic and other factors beyond its control. Can-Fite does not undertake any obligation to publicly update these forward-looking statements, whether as a result of new information, future events or otherwise.

Contact

Can-Fite BioPharma

Motti Farbstein

info@canfite.com

+972-3-9241114